

February 15, 2012

<u>Via E-mail</u>
Kevin Halter, Jr.
President
Bidfish.com, Inc.
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034

      Re: **Bidfish.com, Inc.**
              Form 8-K
              Filed February 9, 2012
              File No. 000-53512

Dear Mr. Halter:

      We note from the disclosure in the above-referenced Form 8-K that you have acquired three oil and gas leases. We believe that in addition to reporting the transactions under Item 1.01 of Form 8-K, the transactions should also be reported under Item 2.01 of Form 8-K because, through the transactions, you have completed the acquisition of a significant amount of assets otherwise than in the ordinary course of business. Please amend the Form 8-K to provide the disclosure required by Item 2.01 of Form 8-K with respect to the transactions. We specifically highlight the disclosure required by Item 2.01(f) of Form 8-K, which requires disclosure of the information that would be required if you were filing a registration statement on Form 10.

      Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

              Sincerely,

              /s/ Mara L. Ransom

              Mara L. Ransom
              Assistant Director